Nexa Resources S.A.

Condensed consolidated interim financial statements (Unaudited)

at and for the three and nine-month periods ended on September 30, 2023

Contents

Condensed consolidated interim financial statements

Condensed consolidated interim income statement	3
Condensed consolidated interim statement of comprehensive income	4
Condensed consolidated interim balance sheet	5
Condensed consolidated interim statement of cash flows	6
Condensed consolidated interim statement of changes in shareholders’ equity	8

Notes to the condensed consolidated interim financial statements

Nexa Resources S.A.

Condensed consolidated interim income statement

Unaudited

Periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

		Three-month period ended		Nine-month period ended
	Note	2023	2022	2023	2022
Net revenues	4	649,334	702,645	1,943,356	2,254,215
Cost of sales	5	(582,546)	(617,846)	(1,715,383)	(1,698,955)
Gross profit		66,788	84,799	227,973	555,260

Operating expenses
Selling, general and administrative	5	(33,108)	(31,565)	(94,209)	(104,733)
Mineral exploration and project evaluation	5	(29,559)	(27,402)	(72,848)	(71,472)
Impairment loss of long-lived assets	16	(1,910)	-	(59,097)	-
Other income and expenses, net	6	(7,187)	12,769	(78,735)	22,306
		(71,764)	(46,198)	(304,889)	(153,899)
Operating (loss) income		(4,976)	38,601	(76,916)	401,361

Results from associates equity
Share in the results of associates		6,328	-	17,403	-

Net financial results	7
Financial income		8,359	6,701	20,676	18,844
Financial expenses		(45,316)	(41,571)	(151,094)	(125,299)
Other financial items, net		(27,400)	(17,423)	322	(9,419)
		(64,357)	(52,293)	(130,096)	(115,874)

(Loss) income before income tax		(63,005)	(13,692)	(189,609)	285,487

Income tax (expense) benefit	8 (a)	(359)	(26,177)	8,051	(127,658)

Net (loss) income for the period		(63,364)	(39,869)	(181,558)	157,829
Attributable to NEXA's shareholders		(73,738)	(41,220)	(195,952)	130,794
Attributable to non-controlling interests		10,374	1,351	14,394	27,035
Net (loss) income for the period		(63,364)	(39,869)	(181,558)	157,829
Weighted average number of outstanding shares – in thousands		132,439	132,439	132,439	132,439
Basic and diluted (losses) earnings per share – USD		(0.56)	(0.31)	(1.48)	0.99

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A.

Condensed consolidated interim statement of comprehensive income

All amounts in thousands of US Dollars, unless otherwise stated

		Three-month period ended		Nine-month period ended
	Note	2023	2022	2023	2022
Net (loss) income for the period		(63,364)	(39,869)	(181,558)	157,829

Other comprehensive income (loss), net of income tax - items that can be reclassified to the income statement
Cash flow hedge accounting	10 (c)	1,563	4,658	2,472	(420)
Deferred income tax		(543)	(2,695)	(1,328)	567
Translation adjustment of foreign subsidiaries		(38,507)	(31,874)	49,355	24,151
		(37,487)	(29,911)	50,499	24,298

Other comprehensive income (loss), net of income tax - items that will not be reclassified to the income statement
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	14 (b)	150	(230)	220	2,303
Deferred income tax		(51)	78	(75)	(784)
Changes in fair value of investments in equity instruments		(2,025)	(2,108)	(1,055)	(4,240)
		(1,926)	(2,260)	(910)	(2,721)
Other comprehensive (loss) income for the period net of income tax		(39,413)	(32,171)	49,589	21,577

Total comprehensive (loss) income for the period		(102,777)	(72,040)	(131,969)	179,406
Attributable to NEXA’s shareholders		(111,285)	(72,377)	(149,720)	149,382
Attributable to non-controlling interests		8,508	337	17,751	30,024
Total comprehensive (loss) income for the period		(102,777)	(72,040)	(131,969)	179,406

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A.

Condensed consolidated interim balance sheet

All amounts in thousands of US Dollars, unless otherwise stated

		Unaudited	Audited
Assets	Note	September 30, 2023	December 31, 2022
Current assets
Cash and cash equivalents		414,325	497,826
Financial investments		7,952	18,062
Other financial instruments	10 (a)	19,320	7,380
Trade accounts receivables		149,740	223,740
Inventory	11	333,753	395,197
Recoverable income tax		16,473	2,455
Other assets		92,113	75,486
		1,033,676	1,220,146
Non-current assets
Investments in equity instruments		6,060	7,115
Other financial instruments	10 (a)	7,990	63
Deferred income tax	8 (b)	209,294	166,983
Recoverable income tax		5,387	4,914
Other assets		134,668	134,474
Investments in associates		37,337	38,990
Property, plant and equipment	12	2,336,913	2,295,275
Intangible assets	13	966,916	1,016,927
Right-of-use assets		7,610	6,895
		3,712,175	3,671,636

Total assets		4,745,851	4,891,782

Liabilities and shareholders’ equity
Current liabilities
Loans and financings	14 (a)	49,715	50,840
Lease liabilities		2,396	3,661
Other financial instruments	10 (a)	27,244	11,435
Trade payables		342,881	413,856
Confirming payables		259,615	216,392
Dividends payable		7,159	7,922
Asset retirement and environmental obligations	15	36,281	23,646
Contractual obligations		29,302	26,188
Salaries and payroll charges		63,403	79,078
Tax liabilities		26,534	40,610
Other liabilities		54,050	25,136
		898,580	898,764
Non-current liabilities
Loans and financings	14 (a)	1,612,612	1,618,419
Lease liabilities		3,410	1,360
Other financial instruments	10 (a)	31,685	20,416
Asset retirement and environmental obligations	15	245,448	242,673
Provisions		63,867	43,897
Deferred income tax	8 (b)	181,936	199,499
Contractual obligations		86,514	105,972
Other liabilities		80,911	50,528
		2,306,383	2,282,764

Total liabilities		3,204,963	3,181,528

Shareholders’ equity
Attributable to NEXA’s shareholders		1,267,525	1,442,245
Attributable to non-controlling interests		273,363	268,009
		1,540,888	1,710,254
Total liabilities and shareholders’ equity		4,745,851	4,891,782

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A.

Condensed consolidated interim statement of cash flows

Unaudited

Periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

		Three-month period ended		Nine-month period ended
	Note	2023	2022	2023	2022
Cash flows from operating activities
(Loss) income before income tax		(63,005)	(13,692)	(189,609)	285,487
Depreciation and amortization	5	72,095	72,753	215,520	213,019
Impairment loss of long-lived assets	16	1,910	-	59,097	-
Share in the results of associates		(6,328)	-	(17,403)	-
Interest and foreign exchange effects		34,802	37,608	101,296	100,726
(Loss) gain on sale of property, plant and equipment	6	(115)	561	1,172	541
Changes in provisions		(12,368)	(3,371)	(34,437)	3,236
Tax voluntary disclosure – VAT discussions	1 (b)	15,649	-	86,290	-
Changes in fair value of loans and financings	14 (b)	296	433	511	1,052
Changes in fair value of derivative financial instruments	10 (c)	5,252	2,112	(12,176)	(14,806)
Energy forward contracts	10 (d)	(2,272)	-	7,429	-
Changes in fair value of offtake agreement	10 (e)	(998)	(7,766)	(1,013)	(16,559)
Contractual obligations		(4,859)	4,431	(19,772)	(11,239)
Decrease (increase) in assets
Trade accounts receivables		(23,756)	29,136	76,460	71,520
Inventory		54,888	43,770	115,068	(121,787)
Other financial instruments		(507)	1,935	15,487	157
Other assets		(25,645)	(32,637)	(73,191)	(30,493)
Increase (decrease) in liabilities
Trade payables		49,138	(12,423)	(92,215)	(80,473)
Confirming payables		19,585	(58,423)	43,003	6,035
Other liabilities		21,214	5,337	(10,881)	(47,515)
Cash provided by operating activities		134,976	69,764	270,636	358,901

Interest paid on loans and financings	14 (b)	(29,414)	(29,319)	(88,462)	(88,471)
Interest paid on lease liabilities		(28)	(292)	(163)	(708)
Premium paid on bonds repurchase		-	-	-	(3,277)
Income tax paid		(8,338)	(25,739)	(45,795)	(104,805)
Net cash provided by operating activities		97,196	14,414	136,216	161,640

Cash flows from investing activities
Additions of property, plant and equipment		(82,845)	(85,078)	(199,350)	(266,837)
Additions of intangible assets		(1,421)	(4,572)	(1,506)	(4,766)
Net sales of financial investments		15,454	12,749	19,968	11,524
Proceeds from the sale of property, plant and equipment		(165)	10	200	405
Investments in equity instruments		-	-	-	(7,000)
Dividends received	1 (c)	9,199	-	15,732	-
Net cash used in investing activities		(59,778)	(76,891)	(164,956)	(266,674)

Cash flows from financing activities
New loans and financings	14 (b)	60	-	60	90,000
Payments of loans and financings	14 (b)	(7,191)	(9,946)	(20,020)	(19,694)
Bonds repurchase	14 (b)	-	-	-	(128,470)
Payments of lease liabilities		(657)	(8,648)	(2,670)	(12,499)
Dividends paid	1 (c)	(13,281)	(2,996)	(13,281)	(56,319)
Payments of share premium	1 (a)	-	-	(25,000)	(6,126)
Net cash used in financing activities		(21,069)	(21,590)	(60,911)	(133,108)

Foreign exchange effects on cash and cash equivalents		(2,732)	(3,128)	(6,150)	(12,158)

Increase (decrease) in cash and cash equivalents		(13,617)	(87,195)	(83,501)	(225,984)
Cash and cash equivalents at the beginning of the period		400,708	605,028	497,826	743,817
Cash and cash equivalents at the end of the period		414,325	517,833	414,325	517,833

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A.

Condensed consolidated interim statement of cash flows

Unaudited

Periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

Non-cash investing and financing transactions
Additions to right-of-use assets	(4,462)	-	(4,462)	(2,018)
Additions to intangible assets related to offtake agreement	-	(6,857)	-	(52,957)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholder’s equity

Unaudited

For the Nine-month periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At June 30, 2022	132,438	1,037,629	1,245,418	(618,168)	(239,285)	1,558,032	272,743	1,830,775
Net loss (income) for the period	-	-	-	(41,220)	-	(41,220)	1,351	(39,869)
Other comprehensive loss (income) for the period	-	-	-	-	(31,157)	(31,157)	(1,014)	(32,171)
Total comprehensive loss (income) for the period	-	-	-	(41,220)	(31,157)	(72,377)	337	(72,040)
Other equity movements	-	-	-	-	-	-	1,008	1,008
Total distributions to shareholders	-	-	-	-	-	-	1,008	1,008
At September 30, 2022	132,438	1,037,629	1,245,418	(659,388)	(270,442)	1,485,655	274,088	1,759,743

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At June 30, 2023	132,438	1,012,629	1,245,418	(863,295)	(148,380)	1,378,810	277,252	1,656,062
Net loss (income) for the period	-	-	-	(73,738)	-	(73,738)	10,374	(63,364)
Other comprehensive loss (income) for the period	-	-	-	-	(37,547)	(37,547)	(1,866)	(39,413)
Total comprehensive loss (income) for the period	-	-	-	(73,738)	(37,547)	(111,285)	8,508	(102,777)
Dividends distribution to non-controlling interests - note 1 (c)	-	-	-	-	-	-	(12,397)	(12,397)
Total distributions to shareholders	-	-	-	-	-	-	(12,397)	(12,397)
At September 30, 2023	132,438	1,012,629	1,245,418	(937,033)	(185,927)	1,267,525	273,363	1,540,888

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholder’s equity

Unaudited

For the Nine-month periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2022	132,438	1,043,755	1,245,418	(746,308)	(289,030)	1,386,273	258,007	1,644,280
Net income for the period	-	-	-	130,794	-	130,794	27,035	157,829
Other comprehensive income for the period	-	-	-	-	18,588	18,588	2,989	21,577
Total comprehensive income for the period	-	-	-	130,794	18,588	149,382	30,024	179,406
Dividends distribution to NEXA's shareholders - USD 0.33 per share - note 1 (c)	-	-	-	(43,874)	-	(43,874)	-	(43,874)
Share premium distribution to NEXA's shareholders - USD 0.05 per share - note 1 (c)	-	(6,126)	-	-	-	(6,126)	-	(6,126)
Dividends distribution to non-controlling interests – note 1 (c)	-	-	-	-	-	-	(14,951)	(14,951)
Other equity movements	-	-	-	-	-	-	1,008	1,008
Total distributions to shareholders	-	(6,126)	-	(43,874)	-	(50,000)	(13,943)	(63,943)
At September 30, 2022	132,438	1,037,629	1,245,418	(659,388)	(270,442)	1,485,655	274,088	1,759,743

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2023	132,438	1,037,629	1,245,418	(741,081)	(232,159)	1,442,245	268,009	1,710,254
Net (loss) income for the period	-	-	-	(195,952)	-	(195,952)	14,394	(181,558)
Other comprehensive income for the period	-	-	-	-	46,232	46,232	3,357	49,589
Total comprehensive (loss) income for the period	-	-	-	(195,952)	46,232	(149,720)	17,751	(131,969)
Share premium distribution to NEXA's shareholders - USD 0.19 per share	-	(25,000)	-	-	-	(25,000)	-	(25,000)
Dividends distribution to non-controlling interests - note 1 (c)	-	-	-	-	-	-	(12,397)	(12,397)
Total distributions to shareholders	-	(25,000)	-	-	-	(25,000)	(12,397)	(37,397)
At September 30, 2023	132,438	1,012,629	1,245,418	(937,033)	(185,927)	1,267,525	273,363	1,540,888

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Nine-month periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

1	General information

Nexa Resources S.A. (“NEXA”) is a public limited liability company (société anonyme) incorporated and domiciled in the Grand Duchy of Luxembourg. Its shares are publicly traded on the New York Stock Exchange (“NYSE”).

The Company’s registered office is located at 37A, Avenue J. F. Kennedy in the city of Luxembourg in the Grand Duchy of Luxembourg.

NEXA and its subsidiaries (the “Company”) have operations that include large-scale, mechanized underground and open pit mines and smelters. The Company owns and operates three polymetallic mines in Peru, and two polymetallic mines in Brazil and is currently progressing with the ramp-up of its third polymetallic mine in Aripuanã, Brazil. The Company also owns and operates a zinc smelter in Peru and two zinc smelters in Brazil.

NEXA’s majority shareholder is Votorantim S.A. (“VSA”), which holds 64.68% of its equity. VSA is a Brazilian privately-owned industrial conglomerate that holds ownership interests in metal, steel, cement, and energy companies, among others.

Main events for the nine-month periods ended on September 30, 2023

(a)	Cash distribution

On February 15, 2023, the Company’s Board of Directors approved, subject to ratification by the Company’s shareholders at the 2024 annual shareholders’ meeting in accordance with Luxembourg laws, a cash distribution to the Company’s shareholders of USD 25,000, which was paid on March 24, 2023, as share premium (special cash dividend).

(b)	VAT discussions – TAX Voluntary Disclosure and Contingent Liabilities

As previously reported, Nexa is continuing to cooperate with the investigation being carried out by the Fiscal Office of the State of Minas Gerais and the Public Ministry of Minas Gerais (the “MG Authorities”) of the practices of certain of Nexa’s former customers with respect to commercial transactions and related value-added tax (VAT), as well as Nexa’s relationship with such former customers, that could result in liabilities for all parties involved in the commercial relationship.

In the third quarter of 2023, Nexa and the MG Authorities reached a resolution (the “Tax Resolution”) whereby, without admitting primary responsibility for the resolved claims, the Company agreed to make tax payments, including interest and penalties, to the State of Minas Gerais on behalf of certain customers that allegedly failed to properly comply with their tax obligations (“tax portion”), and subsequently on October 20, 2023 entered into a related additional agreement (the “Related Agreement”, and together with the Tax Resolution, the “Agreements”) to make a contribution to the State of Minas Gerais to support its ESG-related efforts (“ESG portion”).

Accordingly, in the third quarter of 2023, the Company recognized an additional amount of USD 5,170, which, along with the provision of USD 70,641 previously recognized in the second quarter of 2023, totaled an amount of USD 75,811, which is classified in the balance sheet in "Other liabilities. In the income statement for the nine months ended September 30, 2023, the Company recognized USD 65,512 as “Other Income and Expenses, net” related to the tax and ESG portions of the Agreements, and USD 10,299 as “Financial Expenses” related to the interest charged in connection with the VAT-related practices of its former customers.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Nine-month periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

On September 29, 2023, Nexa paid USD 1,515 in cash as the initial installment under the Tax Resolution and used existing VAT tax credits of approximately USD 24,951 to offset part of the tax portion of the Tax Resolution. The remaining tax portion of USD 28,780, and the remaining ESG portion of USD 20,565, under the Agreements, will be paid in 35 and 46 monthly installments and will be updated by interest rate SELIC (the Brazilian federal funds rate), respectively. Nexa reserves the legal right to recover from certain customers the amounts that it has paid, or will pay, on their behalf in connection with the tax portion of the Agreements.

In addition to the Agreements, there are other tax-related ongoing investigations that might result in additional liabilities for Nexa, for which the Company recorded a provision in this quarter in the amount of USD 10,479 in “Other income and expenses, net” in the income statement. Notwithstanding the final resolution reached in the Agreements, it is possible that the conclusion of certain, remaining matters involving tax payments and interest may have a material impact on the Company’s business, results of operations and financial condition.

(c)	Associates’ dividend distribution

On May 15, 2023, Enercan’s Board of Directors approved an additional dividend distribution to its shareholders related to the 2022 fiscal year and the Company’s subsidiary Pollarix S.A. (“Pollarix”) will be entitled to receive USD 15,426 (BRL 76,430). Pollarix received in cash the amount of USD 9,199 (BRL 44,887) and USD 15,732 (BRL 77,257) during the three-month and nine-month periods ended on September 30, 2023 respectively, from the outstanding amount of the dividend’s distribution.

On August 2, 2023, Pollarix's Board of Directors approved an additional distribution of dividends to its shareholders for the 2022 fiscal year. Nexa BR will be entitled to receive USD 4,959 (BRL 24,197) for common shares and the non-controlling interest will be entitled to receive USD 12,397 (BRL 60,492) for preferred shares. Pollarix paid in cash the amount of USD 13,281 (BRL 64,806) during the nine-month period ended September 30, 2023.

2	Information by business segment

The presentation of segments results and reconciliation to income before income tax in the consolidated income statement is as follows:

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Nine-month periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

				Three-month period ended 2023
	Mining	Smelting	Intersegment sales	Adjustments (ii)	Consolidated
Net revenues	272,566	484,157	(109,959)	2,570	649,334
Cost of sales	(245,937)	(438,863)	109,959	(7,705)	(582,546)
Gross profit	26,629	45,294	-	(5,135)	66,788

Selling, General and administrative	(16,372)	(15,003)	-	(1,733)	(33,108)
Mineral exploration and project evaluation	(27,572)	(1,987)	-	-	(29,559)
Impairment loss of long-lived assets	(1,910)	-	-	-	(1,910)
Other income and expenses, net	(2,968)	(3,166)	-	(1,053)	(7,187)
Operating (loss) income	(22,193)	25,138	-	(7,921)	(4,976)

Depreciation and amortization	51,381	20,259	-	455	72,095
Miscellaneous adjustments	11,252	3,328	-	-	14,580
Adjusted EBITDA	40,440	48,725	-	(7,466)	81,699
Changes in fair value of offtake agreement 10 (d)			997
Impairment loss of long-lived assets - note 16					(1,910)
Aripuaña ramp-up impacts (iv)					(3,549)
Loss on sale of property, plant and equipment					115
Remeasurement in estimates of asset retirement obligations					2,636
Remeasurement adjustment of streaming agreement			(2,323)
Energy forward contracts – MTM (iii)					2,272
VAT discussions (iv)					(12,818)
Miscellaneous adjustments					(14,580)
Depreciation and amortization					(72,095)
Share in result of associate					6,328
Net financial results					(64,357)
Loss before income tax					(63,005)

			Three-month period ended
					2022
	Mining	Smelting	Intersegment sales	Adjustments (ii)	Consolidated
Net revenues	241,312	615,533	(151,999)	(2,201)	702,645
Cost of sales	(193,366)	(578,635)	151,999	2,156	(617,846)
Gross profit	47,946	36,898	-	(45)	84,799

Selling, general and administrative	(17,338)	(14,431)	-	204	(31,565)
Mineral exploration and project evaluation	(24,848)	(2,554)	-	-	(27,402)
Other income and expenses, net	(1,453)	19,420	-	(5,198)	12,769
Operating income	4,307	39,333	-	(5,039)	38,601

Depreciation and amortization	49,096	19,611	-	4,046	72,753
Miscellaneous adjustments	10,327	(620)	-	-	9,707
Adjusted EBITDA	63,730	58,324	-	(993)	121,061
Changes in fair value of offtake agreement 10 (d)					7,766
Other adjustments					270
Pre-operating and ramp-up expenses of greenfield projects (Aripuanã) (ii)					(12,091)
Loss on sale of property, plant and equipment					(561)
Remeasurement in estimates of asset retirement obligations					5,474
Remeasurement adjustment of streaming agreement					(10,565)
Miscellaneous adjustments					(9,707)

Depreciation and amortization					(72,753)
Share in result of associate					-
Net financial results					(52,293)
Loss before income tax					(13,692)

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Nine-month periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

				Nine-month period ended 2023
	Mining	Smelting	Intersegment sales	Adjustments (ii)	Consolidated
Net revenues	808,524	1,492,592	(356,621)	(1,139)	1,943,356
Cost of sales	(745,029)	(1,322,519)	356,621	(4,456)	(1,715,383)
Gross profit	63,495	170,073	-	(5,595)	227,973

Selling, General and administrative	(45,413)	(45,796)	-	(3,000)	(94,209)
Mineral exploration and project evaluation	(66,512)	(6,336)	-	-	(72,848)
Impairment loss of long-lived assets	(59,097)	-	-	-	(59,097)
Other income and expenses, net	(59,385)	(22,852)	-	3,502	(78,735)
Operating (loss) income	(166,912)	95,089	-	(5,093)	(76,916)

Depreciation and amortization	156,856	57,771	-	893	215,520
Miscellaneous adjustments	111,956	35,658	-	-	147,614
Adjusted EBITDA	101,900	188,518	-	(4,200)	286,218
Changes in fair value of offtake agreement 10 (e)					1,011
Impairment loss of long-lived assets - note 16					(59,097)
Ramp-up expenses of greenfield projects (Aripuanã) (ii)					(5,386)
Loss on sale of property, plant and equipment					(1,172)
Remeasurement in estimates of asset retirement obligations					2,773
Remeasurement adjustment of streaming agreement					(2,323)
Energy forward contracts - MTM (iii)					(7,429)
VAT discussions (iv)					(75,991)
Miscellaneous adjustments					(147,614)
Depreciation and amortization					(215,520)
Share in result of associate					17,403
Net financial results					(130,096)
Loss before income tax					(189,609)

			Nine-month period ended
					2022
	Mining	Smelting	Intersegment sales	Adjustments (ii)	Consolidated
Net revenues	932,835	1,860,628	(546,287)	7,039	2,254,215
Cost of sales	(602,262)	(1,647,990)	546,287	5,010	(1,698,955)
Gross profit	330,573	212,638	-	12,049	555,260

Selling, general and administrative	(49,226)	(44,468)	-	(11,039)	(104,733)
Mineral exploration and project evaluation	(64,889)	(6,583)	-	-	(71,472)
Other income and expenses, net	(26,873)	59,187	-	(10,008)	22,306
Operating income	189,585	220,774	-	(8,998)	401,361

Depreciation and amortization	145,187	61,051	-	6,781	213,019
Miscellaneous adjustments	27,095	(1,305)	-	-	25,790
Adjusted EBITDA	361,867	280,520	-	(2,217)	640,170
Changes in fair value of offtake agreement 10 (d)					16,559
Other adjustments					270
Pre-operating and ramp-up expenses of greenfield projects (Aripuanã) (ii)					(40,729)
Loss on sale of property, plant and equipment					(541)
Remeasurement in estimates of asset retirement obligations					9,216
Remeasurement adjustment of streaming agreement					(10,565)
Miscellaneous adjustments					(25,790)

Depreciation and amortization					(213,019)
Share in result of associate
Net financial results					(115,874)
Income before income tax					285,487

13 of 28

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Nine-month periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

In December 2022, Nexa revised the definition of Adjusted EBITDA to exclude certain items, aiming to provide a better understanding of the operational performance of the Company’s business without the potential distortions from (i) pre-operating and ramp-up expenses incurred during the commissioning and ramp-up phases of greenfield projects (Aripuanã is currently the only greenfield project that has reached this phase), (ii) events that are non-recurring, unusual or infrequent, and (iii) other specific events that, by their nature and scope, do not reflect Nexa’s operational performance for the specific period. The third quarter numbers of 2022 have been adjusted in our condensed consolidated interim financial statements to be comparable with the revised definition.

(i) The internal information used by the Chief Operation Decision Maker is primarily the “Segment Adjusted EBITDA” which is reconciled to the Company’s accounting figures prepared under International Financial Reporting Standards (“IFRS”). The table above demonstrates this reconciliation, consisting primarily of reclassifications between income statement line items, as demonstrated in the column “Adjustments”. These adjustments include reclassifications of certain overhead costs and revenues from Other income and expenses, net to Net Revenues, Cost of sales and/or Selling, general and administrative expenses. It also includes the results not allocated in any segment related with small subsidiaries that are not material to measure the segments performance.

(ii) Consolidated Adjusted EBITDA excludes the impact of commissioning, pre-operating and ramp-up expenses of greenfield projects that do not specifically reflect Nexa’s operational performance for the specific period when the projects’ nameplate capacity has not been achieved as of the reporting period. For the three and nine-month periods ended on September 30, 2023, adjusted EBITDA excludes the effects of idle capacity costs of the Aripuanã of USD 14,144 and USD 41,789 respectively and excludes the net reversal of the net realizable value provision of Aripuanã’s inventory of USD 10,595 (income) and USD 36,403 respectively, which provisions were recorded in the prior periods (excluding the depreciation portion in both amounts).

(iii) The Company recognized a USD 7,429 loss for the nine-month period ended September 31, 2023 (for the three-month period, a gain of USD 2,272) related to the mark-to-market (“MtM”) adjustment of the energy surplus derived from electric energy purchase and sale contracts of NEXA’s subsidiary, Pollarix. This adjustment to EBITDA, has the objective to exclude from the current year´s performance the remeasurement effects of energy contracts without cash impact.

(iv) Represents the impact of accruals related to VAT’s discussions disclosed in note 1(b). These accruals are not directly related to Nexa´s operations and performance and are excluded from EBITDA.

3	Basis of preparation of the condensed consolidated interim financial statements

These condensed consolidated interim financial statements as at and for the three and nine-month periods ended on September 30, 2023 have been prepared in accordance with the International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using the accounting principles consistent with the IFRS as issued by the International Accounting Standards Board (“IASB”).

The Company made a voluntary election to present, as supplementary information, the condensed consolidated interim statement of cash flows for the three-month periods ended on September 30, 2023 and 2022. The Company is also presenting a condensed consolidated interim statement of changes in shareholders’ equity for the three-month periods ended on September 30, 2023 and 2022 in accordance with SEC Final Rule Release No. 33-10532, Disclosure Update and Simplification.

14 of 28

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Nine-month periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

These condensed consolidated interim financial statements do not include all disclosures required by IFRS for annual consolidated financial statements and accordingly, should be read in conjunction with the Company’s audited consolidated financial statements for the year ended on December 31, 2022 prepared in accordance with IFRS as issued by the IASB.

These condensed consolidated interim financial statements have been prepared on the basis of, and using the accounting policies, methods of computation and presentation consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2022.

The preparation of these condensed consolidated interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses for the period end. Such estimates and assumptions mainly affect the carrying amounts of the Company’s goodwill, contractual obligations, non-current assets, indefinite-lived intangible assets, inventory, deferred income taxes, and the allowance for doubtful accounts. These critical accounting estimates and assumptions represent approximations that are uncertain and changes in those estimates and assumptions could materially impact the Company’s condensed consolidated interim financial statements.

The critical judgments, estimates and assumptions in the application of accounting principles during the three and nine-month periods ended on September 30, 2023 are the same as those disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2022.

These condensed consolidated interim financial statements for the three and nine-month periods ended on September 30, 2023 were approved on October 30, 2023 to be issued in accordance with a resolution of the Board of Directors.

4	Net revenues
	Three-month period ended		Nine-month period ended
	2023	2022	2023	2022
Gross billing	713,640	802,326	2,144,955	2,596,774
Billing from products (i)	689,288	774,146	2,063,549	2,515,821
Billing from freight, insurance services and others	24,352	28,180	81,406	80,953
Taxes on sales	(63,311)	(98,168)	(199,646)	(338,273)
Return of products sales	(995)	(1,513)	(1,953)	(4,286)
Net revenues	649,334	702,645	1,943,356	2,254,215

(i) Billing from products decreased in the three-month period ended on September 30, 2023, compared with that of the same period of 2022 mainly due to the lower zinc price and the lower volumes in the smelting segment, partially offset by higher production in the Company’s mines. The decrease in the nine-month period ended on September 30, 2023 is mainly because of the lower metal prices.

Additionally, in September 2023, the Company recognized a reduction of USD 2,323 (September 2022: USD 10,565) as a remeasurement adjustment of its silver stream revenues previously recognized considering the higher long-term prices for its Cerro Lindo mining unit. According to the Company’s silver streaming accounting policy, prices are a variable consideration and revenue recognized under the streaming agreement should be adjusted to reflect the updated variable.

15 of 28

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Nine-month periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

5	Expenses by nature
			Three-month period ended
			September, 2023
	Cost of sales (i/ii)	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used	(349,859)	-	-	(349,859)
Third-party services	(108,215)	(1,192)	(20,157)	(129,564)
Depreciation and amortization	(71,501)	(578)	(16)	(72,095)
Employee benefit expenses	(51,006)	(15,083)	(4,238)	(70,327)
Other expenses	(1,965)	(16,255)	(5,148)	(23,368)
	(582,546)	(33,108)	(29,559)	(645,213)

			Three-month period ended
			September, 2022
	Cost of sales	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used	(292,024)	-	-	(292,024)
Third-party services	(204,204)	(8,653)	(17,140)	(229,997)
Depreciation and amortization	(72,080)	(656)	(17)	(72,753)
Employee benefit expenses	(45,516)	(11,365)	(6,214)	(63,095)
Other expenses	(4,022)	(10,891)	(4,031)	(18,944)
	(617,846)	(31,565)	(27,402)	(676,813)

			Nine-month period ended
			September, 2023
	Cost of sales (i/ii)	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used	(1,026,334)	-	-	(1,026,334)
Third-party services	(317,057)	(7,109)	(50,754)	(374,920)
Depreciation and amortization	(213,543)	(1,951)	(26)	(215,520)
Employee benefit expenses	(149,933)	(40,700)	(10,402)	(201,035)
Other expenses	(8,516)	(44,449)	(11,666)	(64,631)
	(1,715,383)	(94,209)	(72,848)	(1,882,440)

			Nine-month period ended
			September, 2022
	Cost of sales	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used	(1,010,048)	-	-	(1,010,048)
Third-party services	(333,408)	(21,284)	(46,310)	(401,002)
Depreciation and amortization	(209,659)	(3,327)	(33)	(213,019)
Employee benefit expenses	(134,627)	(44,730)	(14,598)	(193,955)
Other expenses	(11,213)	(35,392)	(10,531)	(57,136)
	(1,698,955)	(104,733)	(71,472)	(1,875,160)

16 of 28

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Nine-month periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

(i) In the nine-month period ended on September 30, 2023, the Company recognized USD 9,256 in Cost of sales related to idle-capacity costs: (i) USD 6,191 recognized in the first quarter in Cerro Lindo, due to the suspension of the mine for almost two weeks caused by unusually heavy rainfall levels and overflowing rivers originated by cyclone Yaku; and, (ii) USD 3,065 recognized in June and July in Atacocha, due to the Unit’s temporary suspension caused by illegal protest activities undertaken by communities (for the nine-month period ended on September 30, 2022 is USD 2,197).

(ii) Cost of sales includes: (i) a reversal of USD 48,840 (including depreciation of USD 12,437) related to the adjustment in the provision of Aripuanã’s inventory to its net realizable value, for both its ore stockpile and its produced concentrates, as explained in note 11; and, (ii) USD 59,061 (including depreciation of USD 17,272) related to the idleness of the Aripuanã mine and plant capacity occurred during the ramp-up phase.

6	Other income and expenses, net
	Three-month period ended		Nine-month period ended
	2023	2022	2023	2022
ICMS tax incentives (i)	7,911	16,769	25,139	56,697
Changes in fair value of offtake agreement - note 10 (e)	998	7,766	1,013	16,559
Changes in fair value of derivative financial instruments – note 10 (c)	(456)	1,698	(1,486)	1,363
Gain (loss) on sale of property, plant and equipment	115	(561)	(1,172)	(541)
Changes in asset retirement and environmental obligations - note 15 (ii)	1,908	5,909	1,205	11,624
Slow moving and obsolete inventory	(2,805)	(948)	(3,139)	(5,326)
Tax voluntary disclosure – VAT discussions note 1 (b)	(12,818)	-	(75,991)	-
Provision of legal claims	1,059	(1,408)	(10,274)	(7,772)
Contribution to communities	(4,138)	(4,670)	(7,401)	(10,054)
Pre-operating expenses related to Aripuanã (ii)	-	(15,062)	-	(43,700)
Energy forward contracts – MTM – Note 10 (d)	2,272	-	(7,429)	-
Others	(1,233)	3,276	800	3,456
	(7,187)	12,769	(78,735)	22,306

(i) Since December 2021, the Company adhered to a Brazilian Law that states that government grants of the “Imposto sobre circulação de mercadorias e serviços” (“ICMS”) tax incentives are considered investment subsidies and should be excluded from taxable income for the purpose of calculating the Corporate Income Tax and the Social Contribution on Net Income tax.

(ii) In the nine-month period ended on September 30, 2022, the main amounts were related to the idleness of the Aripuanã mine and plant relative to its nameplate capacity, which were recorded in this account until Aripuanã started to generate revenues in November 2022, when the idleness amounts started to be recorded as Cost of sales.

17 of 28

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Nine-month periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

7	Net financial results
	Three-month period ended		Nine-month period ended
	2023	2022	2023	2022
Financial income
Interest income on financial investments and cash equivalents	3,100	5,090	9,265	12,204
Interest on tax credits	114	178	309	805
Other financial income	5,145	1,433	11,102	5,835
	8,359	6,701	20,676	18,844

Financial expenses
Interest on loans and financings	(24,699)	(28,286)	(84,031)	(76,103)
Premium paid on bonds repurchase	-	-	-	(3,277)
Interest accrual on asset retirement and environmental obligations - note 15	(6,989)	(7,975)	(19,871)	(19,206)
Interest on other liabilities	(1,341)	(175)	(5,087)	(4,771)
Interest on contractual obligations	(1,287)	(2,179)	(3,428)	(4,616)
Interest on lease liabilities	(1)	(119)	(167)	(505)
Interest on VAT discussions - note 1(b)	(2,831)	-	(10,299)	-
Interest on Forfaiting and Confirming Payables operations	(3,687)	(2,541)	(11,558)	(6,811)
Other financial expenses	(4,481)	(296)	(16,653)	(10,010)
	(45,316)	(41,571)	(151,094)	(125,299)

Other financial items, net
Changes in fair value of loans and financings – note 14 (b)	(296)	(433)	(511)	(1,052)
Changes in fair value of derivative financial instruments – note 10 (c)	(222)	(914)	(434)	(98)
Foreign exchange gain (loss) (i)	(26,882)	(16,076)	1,267	(8,269)
	(27,400)	(17,423)	322	(9,419)

Net financial results	(64,357)	(52,293)	(130,096)	(115,874)

(i) The change of the three-month period ended on September 30, 2023 is mainly due to exchange variation loss on the outstanding USD accounts receivables and accounts payables of NEXA BR with NEXA in the amount of USD 10,078 (September 30, 2022: loss of USD 5,639), exchange variation loss of USD 10,967 (September 30, 2022: loss of USD 5,803) mainly related to the intercompany loan of Nexa BR with its related parties which is not eliminated in the consolidation process. The transactions were impacted by the volatility of the Brazilian Real (“BRL”), which depreciated against the USD during the third quarter of 2023.

18 of 28

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Nine-month periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

8	Current and deferred income tax
(a)	Reconciliation of income tax expense

	Three-month period ended		Nine-month period ended
	2023	2022	2023	2022
(Loss) income before income tax	(63,005)	(13,692)	(189,609)	285,487
Statutory income tax rate	24.94%	24.94%	24.94%	24.94%

Income tax benefit (expense) at statutory rate	15,713	3,415	47,288	(71,200)
ICMS tax incentives permanent difference	2,690	5,710	8,547	19,285
Tax effects of translation of non-monetary assets/liabilities to functional currency	5,251	(8,212)	15,115	(2,954)
Withholding tax over subsidiary capital reduction	-	(5,264)	-	(5,264)
Special mining taxes	(1,410)	(1,238)	(3,782)	(12,028)
Difference in tax rate of subsidiaries outside Luxembourg	2,534	(2,223)	21,158	(17,799)
Tax voluntary disclosure – VAT discussions Note 1 (b)/(i)	(5,500)	-	(29,518)	-
Unrecognized deferred tax on net operating losses	(12,212)	(16,254)	(41,262)	(30,039)
Other permanent tax differences	(7,425)	(2,111)	(9,495)	(7,659)
Income tax benefit (expense)	(359)	(26,177)	8,051	(127,658)

Current	(17,851)	(20,502)	(51,308)	(132,373)
Deferred	17,492	(5,675)	59,359	4,715
Income tax benefit (expense)	(359)	(26,177)	8,051	(127,658)

(i) VAT expense related to the tax voluntary disclosure is not deductible in the income tax and, consequently, Nexa did not recorded a deferred tax asset.

(b)	Effects of deferred tax on income statement and other comprehensive income

	September 30, 2023	September 30, 2022
Balance at the beginning of the period	(32,516)	(40,378)
Effect on loss for the period	59,359	4,715
Effect on other comprehensive loss – Fair value adjustment	(1,403)	(217)
Effect on other comprehensive income – Translation effect included in cumulative translation adjustment	3,323	1,765
Uncertain income tax treatments	(1,405)	-
Balance at the end of the period	27,358	(34,115)

(c)	Summary of uncertain tax positions on income tax

There are discussions and ongoing disputes with tax authorities related to uncertain tax positions adopted by the Company in the calculation of its income tax, and for which management, supported by its legal counsel, concluded that the risk of loss is not more likely than not to occur, and it is not probable that an outflow of resources will be required. In such cases, a provision is not recognized. As of September 30, 2023, the main legal proceedings are related to: (i) the interpretation of the application of Cerro Lindo´s stability agreement; and (ii) the carryforward calculation of net operating losses. The estimated amount of these contingent liabilities on September 30, 2023, is USD 391,713 (December 31, 2022, of USD 349,322), and the increase is mainly related to the change of the risk evaluation from remote to possible of some expense’s deductions, in view of the evaluation made by internal and external advisors.

19 of 28

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Nine-month periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

9	Financial instruments
(a)	Breakdown by category

The Company’s financial assets and liabilities are classified as follows:

					September 30, 2023
Assets per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Cash and cash equivalents		414,325	-	-	414,325
Financial investments		7,952	-	-	7,952
Other financial instruments	10 (a)	-	27,310	-	27,310
Trade accounts receivables		56,173	93,567	-	149,740
Investments in equity instruments		-	-	6060	6,060
		478,450	120,877	6,060	605,387
					September 30, 2023
Liabilities per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Loans and financings	14 (a)	1,571,452	90,875	-	1,662,327
Lease liabilities		5,806	-	-	5,806
Other financial instruments	10 (a)	-	58,929	-	58,929
Trade payables		342,881	-	-	342,881
Confirming payables		259,615	-	-	259,615
Use of public assets (ii)		21,827	-	-	21,827
Related parties (ii)		2,560	-	-	2,560
		2,204,141	149,804	-	2,353,945

					December 31, 2022
Assets per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Cash and cash equivalents		497,826	-	-	497,826
Financial investments		18,062	-	-	18,062
Other financial instruments	10 (a)	-	7,443	-	7,443
Trade accounts receivables		53,123	170,617	-	223,740
Investments in equity instruments		-	-	7,115	7,115
Related parties (i)		2	-	-	2
		569,013	178,060	7,115	754,188
					December 31, 2022
Liabilities per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Loans and financings	14 (a)	1,578,864	90,395	-	1,669,259
Lease liabilities		5,021	-	-	5,021
Other financial instruments	10 (a)	-	31,851	-	31,851
Trade payables		413,856	-	-	413,856
Confirming payables		216,392	-	-	216,392
Use of public assets (ii)		23,263	-	-	23,263
Related parties (ii)		1,033	-	-	1,033
		2,238,429	122,246	-	2,360,675

(i) Classified as Other assets in the consolidated balance sheet.

(ii) Classified as Other liabilities in the consolidated balance sheet.

20 of 28

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Nine-month periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

(b)	Fair value by hierarchy

				September 30, 2023
	Note	Level 1	Level 2 (ii)	Total
Assets
Other financial instruments	10 (a)	-	27,310	27,310
Trade accounts receivables		-	93,567	93,567
Investments in equity instruments (i)		6,060	-	6,060
		6,060	120,877	126,937
Liabilities
Other financial instruments	10 (a)	-	58,929	58,929
Loans and financings designated at fair value (ii)		-	90,875	90,875
		-	149,804	149,804

				December 31, 2022
	Note	Level 1	Level 2	Total
Assets
Other financial instruments	10 (a)	-	7,443	7,443
Trade accounts receivables		-	170,617	170,617
Investment in equity instruments (i)		7,115	-	7,115
		7,115	178,060	185,175
Liabilities
Other financial instruments	10 (a)	-	31,851	31,851
Loans and financings designated at fair value (ii)		-	90,395	90,395
		-	122,246	122,246

(i) To determine the fair value of the investments in equity instruments, the Company uses the share’s quotation as of the last day of the reporting period.

(ii) Loans and financings are measured at amortized cost, except for certain contracts for which the Company has elected the fair value option.

10	Other financial instruments
(a)	Composition
	Derivatives financial instruments	Offtake agreement measured at FVTPL	Energy forward contracts at FVTPL(i)	September 30, 2023
Current assets	14,999	-	4,321	19,320
Non-current assets	20	-	7,970	7,990
Current liabilities	(18,260)	(1,649)	(7,335)	(27,244)
Non-current liabilities	(173)	(19,171)	(12,341)	(31,685)
Other financial instruments, net	(3,414)	(20,820)	(7,385)	(31,619)

	Derivatives financial instruments	Offtake agreement measured at FVTPL	Energy forward contracts at FVTPL	December 31, 2022
Current assets	7,380	-	-	7,380
Non-current assets	63	-	-	63
Current liabilities	(9,711)	(1,724)	-	(11,435)
Non-current liabilities	(307)	(20,109)	-	(20,416)
Other financial instruments, net	(2,575)	(21,833)	-	(24,408)

(i) On September 30, 2023, due to the current scenario of high energy supply in Brazil, the Company has a projected energy surplus based on its self-production and forward contracts with some suppliers. Consequently, the Company recognized the fair value arising from the mark-to-market of current purchase and sale contracts until 2026, which resulted in an expense in the amount of USD 7,429. This amount was accounted for as a loss within “Other income and expenses, net” (Note 6) and will vary according to the market’s energy prices. Sales of surplus energy, being traded in an active market meet the definition of financial instruments, because they are settled in the Free Contracting Environment (“ACL”) and readily convertible into cash.

21 of 28

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Nine-month periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

(b)	Derivative financial instruments: Fair value by strategy

			September 30, 2023		December 31, 2022
Strategy	Per Unit	Notional	Fair value	Notional	Fair value
Mismatches of quotational periods
Zinc forward	ton	256,184	(3,225)	209,319	(2,357)
			(3,225)		(2,357)
Sales of zinc at a fixed price
Zinc forward	ton	8,393	267	8,297	74
			267		74
Interest rate risk
IPCA vs. CDI	BRL	100,000	(456)	226,880	(292)
			(456)		(292)
			(3,414)		(2,575)

(c)	Derivative financial instruments: Changes in fair value – At the end of each period

September 30, 2023
Strategy	Inventory	Cost of sales	Net revenues	Other income and expenses, net	Net financial results	Other comprehensive income	Realized (loss) gain
Mismatches of quotational periods	-	16,186	1,264	(1,486)	-	2,472	19,304
Sales of zinc at a fixed price	-	-	(3,354)	-	-	-	(3,547)
Interest rate risk – IPCA vs. CDI	-	-	-	-	(434)	-	(270)
September 30, 2023	-	16,186	(2,090)	(1,486)	(434)	2,472	15,487

September 30, 2022	(1,014)	13,727	(186)	1,363	(98)	(420)	157

(d)	Energy forward contracts
	September 30, 2023	September 30, 2022	Notional September 30, 2023	Notional September 30, 2022
Balance at the beginning of the period	-	-	-	-
Changes in fair value	(7,429)	-	-	-
Foreign exchanges effects	44	-	-	-
Energy forward contracts (Megawatts)	-	-	271,489	-
Balance at the end of the period	(7,385)	-	271,489	-

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Nine-month periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

(e)	Offtake agreement measured at FVTPL: Changes in fair value

	September 30, 2023	September 30, 2022	Notional September 30, 2023	Notional September 30, 2022
Balance at the beginning of the period	(21,833)	(46,100)	30,810	30,810
Changes in fair value	1,013	16,559	-	-
Deliveries of copper concentrates (i)	-	-	(2,071)	-
Balance at the end of the period	(20,820)	(29,541)	28,739	30,810

(i) On January 25, 2022, the Company signed an offtake agreement with an Offtaker to sell 100% of the copper concentrate produced by Aripuanã for a 5-year period, up to a specified volume, at the lower of current market prices or a price cap. In June 2023, the Company began with the deliveries of copper concentrates in relation to the offtake agreement mentioned above. Since the current copper price is lower than the price cap, there was no market-to-market impact for three and nine-months period.

11	Inventory
Composition
	September 30, 2023	December 31, 2022
Finished products	99,138	142,935
Semi-finished products (i)	97,274	163,805
Raw materials	60,523	68,497
Auxiliary materials and consumables	127,195	115,562
Inventory provisions (ii)	(50,377)	(95,602)
	333,753	395,197

(i) Semi-finished products decreased in the nine-month period ended on September 30, 2023, mainly due to lower ore stockpile volume in Aripuanã given the higher stockpile consumption in Aripuanã's plant.

(ii) Inventory provisions decreased in the nine-month period ended on September 30, 2023, due to the reversal of a portion of the net realizable value provision of Aripuanã’s ore stockpile and produced concentrates in the total amount of USD 48,840 (including depreciation of USD 12,437).

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Nine-month periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

12	Property, plant and equipment

Changes in the nine-month period ended on September 30

						September 30, 2023		September 30, 2022
	Dam and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligations	Mining projects (i)	Other	Total	Total
Balance at the beginning of the period
Cost	1,512,360	2,636,582	521,191	200,665	221,077	44,052	5,135,927	4,678,973
Accumulated depreciation and impairment	(671,028)	(1,870,697)	(65,386)	(125,118)	(92,652)	(15,771)	(2,840,652)	(2,591,243)
Balance at the beginning of the period	841,332	765,885	455,805	75,547	128,425	28,281	2,295,275	2,087,730
Additions	-	813	198,492	-	-	45	199,350	282,539
Disposals and write-offs	-	(207)	(1,115)	-	-	(50)	(1,372)	(946)
Depreciation	(63,484)	(89,300)	-	(3,863)	(989)	(990)	(158,626)	(142,919)
Impairment loss of long-lived assets - note 16	(11,462)	(26,279)	(5,226)	(6,570)	(7,257)	(2,276)	(59,070)	-
Foreign exchange effects	25,320	23,210	10,561	2,455	1,027	848	63,421	34,367
Transfers	78,871	131,726	(212,998)	-	127	1,666	(608)	(1,100)
Remeasurement	-	-	-	(1,457)	-	-	(1,457)	(45,919)
Balance at the end of the period	870,577	805,848	445,519	66,112	121,333	27,524	2,336,913	2,213,752
Cost	1,619,696	2,808,929	513,135	202,581	215,122	43,408	5,402,871	4,954,892
Accumulated depreciation and impairment	(749,119)	(2,003,081)	(67,616)	(136,469)	(93,789)	(15,884)	(3,065,958)	(2,741,140)
Balance at the end of the period	870,577	805,848	445,519	66,112	121,333	27,524	2,336,913	2,213,752

Average annual depreciation rates %	4	9	-	UoP	UoP

(i) Only the amounts related to the operating unit Atacocha are being depreciated under the units of production (“UoP”) method. Other mining projects will be depreciated once their development stage finishes, and the project’s operation starts.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Nine-month periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

13	Intangible assets

Changes in the nine-month period ended on September 30

				2023	2022
	Goodwill	Rights to use natural resources	Other	Total	Total
Balance at the beginning of the period
Cost	611,909	1,855,014	65,026	2,531,949	2,537,627
Accumulated amortization and impairment	(267,342)	(1,207,596)	(40,084)	(1,515,022)	(1,480,856)
Balance at the beginning of the period	344,567	647,418	24,942	1,016,927	1,056,771
Additions	-	-	1,506	1,506	57,529
Amortization	-	(51,946)	(2,329)	(54,275)	(62,680)
Impairment loss of long-lived assets	-	-	(27)	(27)	-
Foreign exchange effects	125	955	982	2,062	2,325
Transfers	-	158	565	723	1,100
Balance at the end of the period	344,692	596,585	25,639	966,916	1,055,045
Cost	612,034	1,856,509	68,581	2,537,124	2,599,394
Accumulated amortization and impairment	(267,342)	(1,259,924)	(42,942)	(1,570,208)	(1,544,349)
Balance at the end of the period	344,692	596,585	25,639	966,916	1,055,045

Average annual depreciation rates %	-	UoP	-
14	Loans and financings
(a)	Composition
					Total		Fair value
				September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Type	Average interest rate	Current	Non-current	Total	Total	Total	Total
Eurobonds – USD	Pré USD 5.84%	19,641	1,193,476	1,213,117	1,210,483	1,142,576	1,162,741
BNDES	TJLP + 2.82 % SELIC + 3.10 % TLP - IPCA + 5.46%	27,690	180,114	207,804	216,316	167,591	183,452
Export credit notes	LIBOR + 1.54% 134.20% CDI SOFR + 2,5%	2,288	229,459	231,747	232,790	225,453	227,201
Other		96	9,563	9,659	9,670	7,202	7,054
		49,715	1,612,612	1,662,327	1,669,259	1,542,822	1,580,448

Current portion of long-term loans and financings (principal)		24,979
Interest on loans and financings		23,791

(b)	Changes in the nine-month period ended on September 30
	September 30, 2023	September 30, 2022
Balance at the beginning of the period	1,669,259	1,699,315
New loans and financings	60	90,000
Payments of loans and financings	(20,020)	(19,694)
Bonds repurchased	-	(128,470)
Foreign exchange effects	14,351	12,501
Changes in fair value of financing liabilities related to changes in the Company´s own credit risk	(220)	(2,303)
Changes in fair value of loans and financings - note 7	511	1,052
Interest accrual	85,083	84,449
Interest paid on loans and financings	(88,462)	(88,471)
Amortization of debt issue costs	1,765	1,857
Balance at the end of the period	1,662,327	1,650,236

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Nine-month periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

(c)	Maturity profile
						September 30, 2023
	2023	2024	2025	2026	2027	As from 2028	Total
Eurobonds – USD (i)	14,736	4,366	(2,200)	(2,270)	698,567	499,918	1,213,117
BNDES	7,396	26,667	25,494	22,625	14,018	111,604	207,804
Export credit notes	1,812	89,523	50,412	-	90,000	-	231,747
Other	104	103	1,351	1,351	1,351	5,399	9,659
	24,048	120,659	75,057	21,706	803,936	616,921	1,662,327

(i)The negative balances refer to related funding costs (fee) amortization.

(d)	Guarantees and covenants

The Company has loans and financings that are subject to certain financial covenants at the consolidated level, such as: (i) leverage ratio; (ii) capitalization ratio; and (iii) debt service coverage ratio. When applicable, these compliance obligations are standardized for all debt agreements. No changes to the contractual guarantees occurred in the period ended on September 30, 2023.

As of September 30, 2023, the Company was in compliance with all its financial covenants, as well as with other qualitative covenants.

15	Asset retirement and environmental obligations

Changes in the nine-month period ended on September 30
			September 30	September 30
			2023	2022
	Asset retirement obligations	Environmental obligations	Total	Total
Balance at the beginning of the year	219,923	46,396	266,319	264,151
Additions (ii)	-	2,597	2,597	16,144
Payments	(3,748)	(3,935)	(7,683)	(18,208)
Foreign exchange effects	3,939	1,945	5,884	4,757
Interest accrual - note 7	16,711	3,160	19,871	19,206
Remeasurement - discount rate (i) / (ii)	(6,987)	1,728	(5,259)	(57,985)
Balance at the end of the year	229,838	51,891	281,729	228,065
Current liabilities	27,400	8,881	36,281	36,532
Non-current liabilities	202,438	43,010	245,448	191,533

(i) As of September 30, 2023, the credit risk-adjusted rate used for Peru was between 12.75% and 13.76% (December 31, 2022: 10.92% and 12.04%) and for Brazil was between 7.85% and 9.18% (December 31, 2022: 8.22% and 8.61%). As of September 30, 2022, the credit risk-adjusted rate used for Peru was between 10.53% and 13.82% (December 31, 2021: 3.54% and 7.28%) and for Brazil was between 8.49% and 11.25% (December 31, 2021: 7.68% and 8.67%).

(ii) The change observed for the period ending September 30, 2023, was mainly due to the scheduling of anticipated disbursements related to decommissioning obligations in specific operations, in line with updates in their asset retirement and environmental obligations, coupled with the increase in the discount rates mentioned earlier. Consequently, asset retirement obligations for operational assets saw a decrease of USD 1,457 (September 30, 2022: decrease of USD 30,217) as detailed in note 12; and asset retirement obligations for non-operational assets along with environmental obligations experienced a gain of USD 1,205 (September 30, 2022: gain of USD 11,624) as outlined in note 6.

26 of 28

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Nine-month periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

16	Impairment of long-lived assets

Impairment test analysis

Following NEXA’s accounting policy, the Company, at each reporting date, evaluates whether there are signs that the carrying amount of an asset or cash generation unit (CGU) might not be recoverable, or if a previously recorded impairment needs to be reversed. Additionally, the Company conducts its yearly impairment test for the CGUs to which goodwill has been previously allocated, using key assumptions from the strategic planning process. This test will be conducted in the fourth quarter, incorporating various factors discussed during the planning process.

In 2Q23, NEXA’s management continued to analyze the operational optimization and strategic alternatives for the Três Marias System (STM), a CGU formed by the combined operations of the Três Marias smelter and the Vazante and Morro mines. Based on the current and projected macroeconomic and price scenarios, as well as on possible future operational scenarios for the STM, management concluded that the implied value of processing zinc concentrate from Morro Agudo in the Três Marias smelter could no longer continue to be recognized.

As a result, the company concluded that there could be scenarios without the need to consider the two operations in an integrated manner, and thus, the CGU of the STM was split in two: (i) the STM CGU (comprising the Três Marias smelter and the Vazante mine) and (ii) the Morro Agudo CGU (comprised of Morro Agudo mine and Bonsucesso greenfield). After this change, an impairment test was triggered for both CGUs.

As of June 30, 2023, the impairment assessment resulted in the recognition of an impairment loss of USD 57,702 in the Morro Agudo CGU.

In addition to this economic impairment, the Company recognized in the third quarter of 2023 a net impairment loss of other non-relevant individual assets of USD 1,910. As a result, a net impairment loss of USD 59,097 (after tax USD 39,004) was recorded for the nine-month period ended in 2023.

Furthermore, in the third quarter of 2023, an updated test for Cajamarquilla was conducted, as its goodwill assessment was performed 12 months ago, and no impairment was identified in the current test.

For the nine-month period ended September 30, 2022, the Company performed its quarterly impairment review, and did not identify any additional impairment indicators for the period, and thus no additional provision for impairment was recognized.

(a)	Key assumptions used in impairment test

The recoverable amounts for each CGU were determined based on the FVLCD method, which were higher than those determined based on the VIU method.

The Company identified long-term metal prices and discount rate as key assumptions for the recoverable amounts determination, due to the material impact such assumptions may cause on the recoverable value. Part of these assumptions are summarized below:

	2023	2022
Long-term zinc price (USD/t)	2,800	2,787
Discount rate (Peru)	7.22%	6.93%

27 of 28

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Nine-month periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

(b)	Impairment results – Other tested CGU

The Company estimated the amount by which the value assigned to the key assumptions must change in order for the assessed CGU recoverable amount, which was not impaired, to be equal to its carrying amount:

CGU	Excess over recoverable amount	Decrease in Long term Zinc (USD/t)		Increase in WACC
		Change	Price	Change	Rate
Três Marias System	182,427	(7.31%)	2,583	88.95%	15.16%
Cajamarquilla	804,004	(27.96%)	2,017	117.84%	15.73%

17	Events after the reporting period

On October 20, 2023, the Company entered into a sustainability-linked revolving credit facility with a group of financial institutions of lenders, which allows the Company to borrow up to USD 320,000. The revolving credit facility has a term of five years, and the amounts drawn are subject to an initial interest rate of 1.60% plus Term SOFR (Secured Overnight Financing Rate). The applicable margin is subject to compliance with certain sustainability key performance indicators. The new facility replaces Nexa’s 2019 USD 300,000 revolving credit facility, which was set to mature in October 2024.

As of October 30, 2023, the Company has not drawn on this revolving credit facility.

*.*.*

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